UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  2 )*

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

(Name of Issuer)

Ordinary Shares, par value US$0.0004 Per Share
(Title of Class of Securities)

81663 N206

(CUSIP Number)

Bai Xiaoqing	Brian Spires
Managing Director	Baker & McKenzie
China Investment Corporation	23/F One Pacific Place
6/F, New Poly Plaza	88 Queensway
No. 1, Chaoyangmen Beidajie	Admiralty
Dongcheng District, Beijing 100010, P.R.China	Hong Kong
+ 86-10- 84096969	+852 2846 2457

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

May 29, 2014

(Date of Event Which Requires Filing of this Amendment)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Amendment, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 81663 N206

1	NAMES OF REPORTING PERSONS China Investment Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

People’s Republic of China

	7	SOLE VOTING POWER

NUMBER OF		Ø
SHARES
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY
EACH		3,919,328,119[1]
REPORTING
PERSON	9	SOLE DISPOSITIVE POWER
WITH
		Ø

	10	SHARED DISPOSITIVE POWER

		3,919,328,119[1]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,919,328,119[1]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.0%[2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

1 Pursuant to the Share Subscription Agreement (as defined below), the 3,605,890,530 Ordinary Shares (as defined below) were issued upon the conversion of the 360,589,053 convertible preferred shares as reported in the Schedule 13D filed by the Reporting Persons on June 13, 2011 (the “Original Schedule 13D”). The 3,919,328,119 shares also include 313,437,589 shares issuable upon exercise of the conversion option described below pursuant to the Bond Subscription Agreement.

2 This calculation is rounded to the nearest tenth and is based on 32,228,275,182 ordinary shares, par value US$0.0004 per share (the “Ordinary Shares”) of the Issuer outstanding as of May 13, 2014, as reported on the Next Day Disclosure Return of the Issuer dated May 13, 2014 published on the Hong Kong Stock Exchange, plus 313,437,589 shares issuable upon exercise of the conversion option which are deemed to be outstanding for the purpose of computing the percentage of the class held by the Reporting Persons.

CUSIP No. 81663 N206

1	NAMES OF REPORTING PERSONS Bridge Hill Investments Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		Ø
SHARES
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY
EACH		3,919,328,119[3]
REPORTING
PERSON	9	SOLE DISPOSITIVE POWER
WITH
		Ø

	10	SHARED DISPOSITIVE POWER

		3,919,328,119[3]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,919,328,119[3]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.0%[4]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

3 Pursuant to the Share Subscription Agreement (as defined below), the 3,605,890,530 Ordinary Shares issued upon the conversion of the 360,589,053 convertible preferred shares as reported in the Original Schedule 13D. The 3,919,328,119 shares also includes 313,437,589 shares issuable upon exercise of the conversion option described below pursuant to the Bond Subscription Agreement.

4 This calculation is rounded to the nearest tenth and is based on 32,228,275,182 Ordinary Shares of the Issuer outstanding as of May 13, 2014, as reported on the Next Day Disclosure Return of the Issuer dated May 13, 2014 published on the Hong Kong Stock Exchange, plus 313,437,589 shares issuable upon exercise of the conversion option which are deemed to be outstanding for the purpose of computing the percentage of the class held by the Reporting Persons.

CUSIP No. 81663 N206

1	NAMES OF REPORTING PERSONS Country Hill Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		Ø
SHARES
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY
EACH		3,919,328,119[5]
REPORTING
PERSON	9	SOLE DISPOSITIVE POWER
WITH
		Ø

	10	SHARED DISPOSITIVE POWER

		3,919,328,119[5]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,919,328,119[5]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.0%[6]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

5 Pursuant to the Share Subscription Agreement (as defined below), the 3,605,890,530 Ordinary Shares issued upon the conversion of the 360,589,053 convertible preferred shares as reported in the Original Schedule 13D. The 3,919,328,119 shares also includes 313,437,589 shares issuable upon exercise of the conversion option described below pursuant to the Bond Subscription Agreement.

6 This calculation is rounded to the nearest tenth and is based on 32,228,275,182 Ordinary Shares of the Issuer outstanding as of May 13, 2014, as reported on the Next Day Disclosure Return of the Issuer dated May 13, 2014 published on the Hong Kong Stock Exchange, plus 313,437,589 shares issuable upon exercise of the conversion option which are deemed to be outstanding for the purpose of computing the percentage of the class held by the Reporting Persons.

Item 1. Security and Issuer

This Amendment No.2 (this “Amendment”) amends the Amendment No.1 to the Original Schedule 13D with respect to the ordinary shares, par value US$0.0004 per share (the “Ordinary Shares”), of Semiconductor Manufacturing International Corporation (“SMIC” or the “Issuer”), a company incorporated in the Cayman Islands, having its principal executive offices at 18 Zhangjiang Road, Pudong New Area, Shanghai 201203, People’s Republic of China. Unless otherwise stated herein or in the Amendment No.1 to the Original Schedule 13D, the Original Schedule 13D remains in full force and effect. Terms used therein and not defined herein have the meanings ascribed thereto in the Original Schedule 13D and the Amendment No.1 to the Original Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

The subscription amount for the Bonds convertible into 313,437,589 shares was US$32.2 million. The funds were provided by the working capital of Country Hill.

Item 4. Purpose of Transaction

Item 4 is hereby supplemented as follows:

On April 18, 2011, the Issuer and Country Hill entered into a share subscription agreement (the “Share Subscription Agreement”), pursuant to which the Issuer issued to Country Hill, and Country Hill subscribed for, on June 3, 2011, 360,589,053 initial convertible preferred shares and warrants to subscribe for an additional 72,117,810 convertible preferred shares of the Issuer. Pursuant to the Share Subscription Agreement, the convertible preferred shares were mandatorily converted into Ordinary Shares at the applicable conversion rate on June 3, 2012. In addition, pursuant to the Share Subscription Agreement, Country Hill has a pre-emptive right to subscribe for a pro rata portion of such new securities being issued equivalent to the percentage of the issued share capital of the Company owned by Country Hill immediately prior to the issue of such new securities. The Share Subscription Agreement is described in and attached hereto as Exhibit 1.

Pursuant to the Share Subscription Agreement, the Issuer and Country Hill entered into a warrant agreement dated June 3, 2011 (the “Warrant Agreement”), pursuant to which the Issuer issued and delivered to Country Hill on June 3, 2011 warrants to subscribe for 72,117,810 convertible preferred shares. Pursuant to the Warrant Agreement, the warrants terminated and became void as of the date falling 12 months after the date of the issuance of the warrants, or June 3, 2012.

On October 24, 2013, the Issuer, J.P. Morgan Securities plc and Deutsche Bank AG, Hong Kong Branch (the "Joint Managers") entered into a bond subscription agreement (the "Bond Subscription Agreement") for zero coupon convertible bonds due 2018 in an aggregate principal amount of US$200 million (the "Bonds"). The Bonds will be convertible at the option of the holder into fully paid ordinary shares of the Issuer at an initial conversion price of HK$0.7965 per share. The Issuer notified Country Hill by written notice on October 25, 2013 of the proposed issuance of the Bonds, and Country Hill delivered an irrevocable notice on November 7, 2013 to the Company to exercise its pre-emptive right under the Share Subscription Agreement to subscribe for the Bonds, which will be consolidated and form a single series with the Bonds. Subsequently, on December 18, 2013, the Issuer entered into a subscription agreement with Country Hill (the "Country Hill Subscription Agreement"), pursuant to which the Issuer will issue bonds to be consolidated and form a single series with the Bonds to Country Hill for a subscription amount of US$32.2 million. This issuance of, and subscription for, the Bonds under the Country Hill Subscription Agreement is conditional on the obtaining of the approval of the independent shareholders of the Company, which was obtained on February 17, 2014. Further to obtaining independent shareholder approval, the closing for the Bonds issued and subscribed for by Country Hill under its pre-emptive right took place on May 29, 2014.

Assuming full exercise of the conversion option and without adjustment to the conversion price, 313,437,589 shares would be issuable upon Country Hill's exercise of the conversion option. The Country Hill Subscription Agreement is attached hereto as Exhibit 2.

All descriptions of the Share Subscription Agreement and the Country Hill Subscription Agreement are subject to and qualified in their entirety by reference to the complete text of such documents, which have been filed as exhibits to this Amendment or incorporated by reference herein.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended in its entirety as follows:

The information set forth in Item 4 is hereby incorporated by reference in its entirety into this Item 5.

(a) — (b) CIC, by virtue of being the parent of CIC International Co., Ltd. (“CIC International”), which is the parent of Bridge Hill, may be deemed to have (i) beneficial ownership and (ii) shared power with Bridge Hill and Country Hill to vote or direct the vote of, and shared power with Bridge Hill and Country Hill to dispose or direct disposition of, 3,919,328,119 Ordinary Shares, representing 12.0% of the outstanding Ordinary Shares. CIC, by virtue of being the parent of CIC International, which is the parent of Country Hill, may be deemed to be the beneficial owner of the Ordinary Shares of the Issuer.

Bridge Hill may be deemed to have (i) beneficial ownership and (ii) shared power with CIC and Country Hill to vote or direct the vote of, and shared power with CIC and Country Hill to dispose or direct disposition of, 3,919,328,119 Ordinary Shares, representing 12.0% of the outstanding Ordinary Shares. Bridge Hill may be deemed to be the beneficial owner of the Ordinary Shares of the Issuer because Country Hill, the record owner of the Ordinary Shares, is Bridge Hill’s wholly-owned subsidiary.

Country Hill may be deemed to have (i) beneficial ownership and (ii) shared power with CIC and Bridge Hill to vote or direct the vote of, and shared power with CIC and Bridge Hill to dispose or direct disposition of, 3,919,328,119 Ordinary Shares, representing 12.0% of the outstanding Ordinary Shares. Country Hill may be deemed to be the beneficial owner of the Ordinary Shares of the Issuer because Country Hill is the record owner of the Ordinary Shares.

The foregoing percentage is based on 32,228,275,182 Ordinary Shares of the Issuer outstanding as of May 13, 2014, as reported on the Next Day Disclosure Return of the Issuer dated May 13, 2014 published on the Hong Kong Stock Exchange, plus 313,437,589 shares issuable upon exercise of the conversion option which are deemed to be outstanding for the purpose of computing the percentage of the class held by the Reporting Persons.

(c) None of the Reporting Persons nor, to their best knowledge, any of the persons set forth on Schedule A below, has effected any transaction in the Ordinary Shares of the Issuer during the past sixty (60) days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby supplemented as follows:

The information set forth, or incorporated by reference, in Items 4 and 5 of this Amendment and the Exhibits is hereby incorporated by reference in their entirety into this Item 6.

Item 7. Material to be Filed as Exhibits

Exhibit 1	Share Subscription Agreement, dated April 18, 2011, by and between Semiconductor Manufacturing International Corporation and Country Hill Limited (incorporated by reference to Exhibit 1 to the Schedule 13D filed by the Reporting Persons on June 13, 2011)
Exhibit 2	Country Hill Subscription Agreement dated December 18, 2013, by and between Semiconductor Manufacturing International Corporation and Country Hill Limited.
Exhibit 3	Agreement of Joint Filing, dated June 13, 2011, by and between China Investment Corporation, Bridge Hill Investments Limited and Country Hill Limited (incorporated by reference to Exhibit 3 to the Schedule 13D filed by the Reporting Persons on June 13, 2011)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in the Amendment is true, complete and correct.

DATED: May 29, 2014

China Investment Corporation

By:	/s/ Ding Xuedong
	Name:	Ding Xuedong
	Title:	Chairman and CEO

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in the Amendment is true, complete and correct.

DATED: May 29, 2014

Bridge Hill Investments Limited

By:	/s/ Li Keping
	Name:	Li Keping
	Title:	Director

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in the Amendment is true, complete and correct.

DATED: May 29, 2014

Country Hill Limited

By:	/s/ Li Keping
	Name:	Li Keping
	Title:	Director

Schedule A

Officers and Directors of China Investment Corporation

The following table sets forth the name, position with China Investment Corporation (“CIC”) and present principal occupation of each director and executive officer of CIC. Unless otherwise indicated below, the business address of each such person is New Poly Plaza, No.1 Chaoyangmen Beidajie, Dongcheng District, Beijing, 100010, People’s Republic of China, and each such person is a citizen of the People's Republic of China.

Name, Business Address and Position with CIC	Present Principal Occupation or Employment
Ding Xuedong	Chairman and Chief Executive Officer of CIC

Chairman and Chief Executive Officer

Li Keping	Vice Chairman, President and Chief Investment Officer of CIC

Vice Chairman, President and Chief Investment Officer

Zhang Xiaoqiang	Vice Chairman of the National Development and Reform Commission of the People’s Republic of China

38 South Yuetan Street, Xicheng District, Beijing, China Non-Executive Director

Li Yong	Non-Executive Director of CIC

3 Sanlihe Nansanxiang, Xicheng District, Beijing, China Non-Executive Director

Chen Jian	Non-Executive Director of CIC
2 East Chang’an Street, Beijing, China

Non-Executive Director

Hu Xiaolian	Deputy Governor of the People’s Bank of China

32 Chengfang Street, Xicheng District, Beijing, China Non-Executive Director

Fang Shangpu	Deputy Administrator of the State Administration of Foreign Exchange (SAFE)
Huarong Plaza, No. 18 Fucheng Road, Haidian District, Beijing, China

Non-Executive Director

Liu Zhongli	Chair of the Chinese Institute of Certified Public Accountants

No. 16 Xisihuanzhonglu, Haidian District, Beijing, China Independent Director

Wang Chunzheng	Executive Vice Chairman of China Center for International Economic Exchanges

No.22, Xi’anmen Street, Xicheng District, Beijing, China Independent Director

Li Xin	Employee Director and Head of Human Resource Department of CIC

Employee Director

Li Xiaopeng	Chairman of the Board of Supervisors of CIC

Chairman of the Board of Supervisors

Fan Yifei	Executive Vice President of CIC

Executive Vice President

Xie Ping	Executive Vice President of CIC

Executive Vice President

Liang Xiang	Executive Vice President and Secretary of Discipline Inspecting Commission of CIC

Executive Vice President and Secretary of Discipline Inspecting Commission

Director of Bridge Hill Investments Limited

The following table sets forth the name, position with Bridge Hill and present principal occupation of the director of Bridge Hill. The business address of the director is INTERTRUST CORPORATE SERVICES (CAYMAN) LIMITED, 190 Elgin Avenue, George Town, Grand Cayman, Cayman Islands KY1-9005, and the director is a citizen of the People's Republic of China.

Name and Position	Present Principal Occupation or Employment
Li Keping	Vice Chairman, President and Chief Investment Officer of CIC

Director of Bridge Hill

Director of Country Hill Limited

The following table sets forth the name, position with Country Hill Limited and present principal occupation of the director of Country Hill Limited. The business address of the director is INTERTRUST CORPORATE SERVICES (CAYMAN) LIMITED, 190 Elgin Avenue, George Town, Grand Cayman, Cayman Islands KY1-9005, and the director is a citizen of the People's Republic of China.

Name and Position	Present Principal Occupation or Employment
Li Keping	Vice Chairman, President and Chief Investment Officer of CIC

Director of Country Hill